Form 10-K, Exhibit 13
period 1999-06-30
MEDICIS PHARMACEUTICAL CORP
filed 1999-09-28
CIK 859368

                                                                      EXHIBIT 13

THE FOLLOWING INFORMATION IS INCORPORATED BY REFERENCE TO PART II ITEMS 5-8 OF THE ANNUAL REPORT ON FORM 10-K

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements, which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors (see "Factors that May Affect Future Results" below).

OVERVIEW

Medicis is the leading independent pharmaceutical company in the United States focusing primarily on the treatment of dermatological conditions. The Company offers prescription products and an over-the-counter ("OTC") product, emphasizing the clinical effectiveness, quality, affordability and cosmetic elegance of its products. Medicis has achieved a leading position in branded products for the treatment of acne, acne-related conditions, dyschromias and hyperpigmentation disorders and also offers the leading OTC fade cream product in the United States. The Company has built its business through successfully introducing prescription products such as DYNACIN(R) and TRIAZ(R) for the treatment of acne, LUSTRA(R) for the treatment of skin dyschromia and photoaging, as well as marketing ESOTERICA,(R) an OTC fade cream product line. In addition, Medicis has acquired the dermatological assets LOPROX,(R) TOPICORT(R) and A/T/S(R) from Hoechst Marion Roussel ("HMR") and LIDEX(R) and SYNALAR(R) corticosteroid product lines from Syntex USA, Inc.
("Syntex").

      Prescription pharmaceuticals accounted for 77.0%, 77.0% and 86.5% of net revenues in the fiscal years ending June 30, 1999 ("fiscal 1999"), June 30, 1998 ("fiscal 1998") and June 30, 1997 ("fiscal 1997"), respectively.

      The Company derives a majority of its revenue from sales of the DYNACIN,(R) TRIAZ,(R) and LIDEX(R) products, the newly developed and expanded LUSTRA(R) line and the newly acquired LOPROX(R) and TOPICORT(R) products (collectively the "Key Products"). The Company believes that sales of the Key Products will constitute the majority of net revenues for the foreseeable future. Accordingly, any factor adversely affecting the sale of the Key Products, individually or collectively, would have a material adverse effect on the Company's business, financial condition and results of operations. Each of the Key Products could be rendered obsolete or uneconomical by regulatory or competitive changes. The sale of Key Products could also be adversely affected by other factors, including manufacturing or supply interruptions; the development of new competitive pharmaceuticals to treat the conditions addressed by the Key Products; technological advances; factors affecting the cost of production; marketing or pricing actions by one or more of the Company's competitors; changes in the prescribing practices of dermatologists; changes in the reimbursement policies of third-party payors; product liability claims; the outcome of disputes relating to trademarks, patents and other rights or other factors.

      The Company's results of operations may vary from period to period due to a variety of factors, including expenditures incurred to acquire, license and promote pharmaceuticals; expenditures and timing relating to the acquisition and integration of businesses; changes in the prescribing practices of dermatologists; the introduction of new products by the Company or its competitors; cost increases from third-party manufacturers; manufacturing and supply interruptions; the availability and cost of raw materials; the mix of products sold by the Company; changes in marketing and sales expenditures; market acceptance of the Company's products; competitive pricing pressures; the outcome of disputes relating to trademarks, patents and other rights; general economic and industry conditions that affect customer demand and the Company's level of research and development activities. In addition, the Company's business has historically been subject to seasonal fluctuations, with lower sales generally being experienced in the first quarter of each fiscal year. As a result of customer buying patterns, a substantial portion of the Company's revenues has been in the last month of each quarter. The Company schedules its inventory purchases to meet anticipated customer demand. As a result, relatively small delays in the receipt of manufactured products by the Company could result in revenues being deferred or lost. The Company's operating expenses are based upon anticipated sales levels, and a high percentage of the Company's operating expenses are relatively fixed in the short term. Consequently, variations in the timing of revenue recognition could cause significant fluctuations in operating results from period to period and may result in unanticipated earnings shortfalls or losses. There can be no assurance that the Company will maintain or increase revenues or profitability or avoid losses in any future period.

      The Company recognizes revenues from sales upon shipment to its customers. At the time of sale, the Company records reserves for returns based upon estimates using historical experience. Sales are reported net of actual and estimated product returns and net of pricing adjustments and/or discounts. The Company applies royalty obligations to the cost of sales in the period the corresponding sales are recognized.

      Medicis' customers include the nation's leading wholesale pharmaceutical distributors, such as McKesson HBOC, Inc. ("McKesson"), Bergen Brunswig Corporation ("Bergen Brunswig"), Cardinal Health, Inc. ("Cardinal"), Bindley Western Industries, Inc. ("Bindley") and other major drug chains. During fiscal 1999, McKesson and Cardinal accounted for 18.0% and 14.1%, respectively, of the Company's sales. During fiscal 1998, McKesson, Bergen Brunswig and Cardinal accounted for 16.9%, 13.2% and 12.6%, respectively, of the Company's sales. During fiscal 1997, McKesson, Cardinal and Bergen Brunswig accounted for 20.6%, 16.3% and 10.9%, respectively, of the Company's sales. The loss of any of these customers' accounts could have a material adverse effect upon the Company's business, financial condition or results of operations.

      The Company plans to spend substantial amounts of capital to continue the research and development of pharmaceutical products. Actual expenditures will depend upon the Company's financial condition, as well as the results of clinical testing, delays or changes in government-required testing and approval procedures, technological and competitive developments and strategic marketing decisions. The Company may increase total expenditures for research and development and expects that research and development expenditures as a percentage of net revenues will fluctuate from period to period. The Company can give no assurance that the research and development projects will provide technologies or products that will be patentable, commercially feasible or acceptable to government agencies whose approval may be necessary.

      The Company intends to seek additional acquisitions of products or companies to leverage its existing distribution channels and marketing infrastructure, and to aggressively market formulations of existing products. The success of the Company's efforts is subject to a number of risks and uncertainties including: dependence on sales of Key Products; integration of new product acquisitions; risks associated with the GenDerm Corporation and subsidiaries ("GenDerm") acquisition; reliance upon third-party manufacturers to produce certain Key Products; the ability to effectively manage a changing business; uncertainties related to pharmaceutical pricing and reimbursement; the uncertainty of competitive forces within the pharmaceutical industry that affect both the market for its products and the availability of product lines for acquisitions that meet the Company's acquisition criteria. The future results of operations, both annually and from quarter to quarter, are subject to a variety of factors applicable to the Company and to the industries and markets in which it operates.

      To enable Medicis to focus on its core marketing and sales activities, the Company selectively out-sources certain non-sales and non-marketing functions, such as laboratory research, manufacturing and warehousing. As the Company expands its activities in these areas, additional financial resources are expected to be utilized. The Company typically does not enter into long-term manufacturing contracts with third-party manufacturers. Whether or not such contracts exist, there can be no assurance that the Company will be able to obtain adequate supplies of its products in a timely fashion, on acceptable terms, or at all.

RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements contained elsewhere herein. The following table sets forth certain data as a percentage of net revenues for the periods indicated.


PERCENTAGE OF REVENUES                                                 June 30,
                                                   -----------------------------------------------
                                                      1999*            1998**           1997
--------------------------------------------------------------------------------------------------
Net revenues                                          100.0%           100.0%          100.0%
Gross profit                                           81.5             82.0            77.3
Operating expenses                                     40.6             42.8            46.0
Operating income                                       40.9             39.2            31.3
Interest income, net                                    8.3              9.0             9.2
Income tax (expense) benefit                          (17.8)           (18.6)            1.6
                                                  ------------------------------------------------
Net income                                             31.4%            29.6%           42.1%
--------------------------------------------------------------------------------------------------

*Absent tax-effected special charge for in-process research and development and tax-effected gain on divested products

**Absent special charge for in-process research and development

      The following table reflects certain selected unaudited quarterly operating results of the Company for each of the last eight quarters through the quarter ended June 30, 1999. The Company believes that all necessary adjustments have been included to fairly present the quarterly information. The operating results for any quarter are not necessarily indicative of the results for any future period. Gross profit does not include amortization of the related intangibles.


FISCAL 1999* AND FISCAL 1998** ANALYSIS
(in thousands, except per share data)


                                     September    December     March        June
----------------------------------------------------------------------------------
Net revenues                         $  24,780   $  28,016   $  30,183   $  33,892
                                     $  13,911   $  16,928   $  22,527   $  24,205
Gross profit                            20,073      22,700      25,158      27,305
                                        11,365      13,924      18,535      19,768
Operating expenses                      10,279      10,964      11,739      14,443
                                         6,403       7,718       9,871       9,220
Operating income                         9,794      11,736      13,419      12,862
                                         4,962       6,206       8,664      10,548
Net income                               8,089       8,976       9,708       9,883
                                         3,751       4,349       6,434       8,459

NET INCOME PER COMMON SHARE:


                                     September    December     March        June
----------------------------------------------------------------------------------
Basic                                $    0.29   $    0.32   $    0.34   $    0.35
                                     $    0.17   $    0.20   $    0.25   $    0.30
Diluted                                   0.28        0.30        0.33        0.34
                                          0.17        0.19        0.24        0.29

SHARES USED IN COMPUTING NET INCOME PER COMMON SHARE:


                                     September    December     March        June
----------------------------------------------------------------------------------
Basic                                   28,161      28,279      28,576      28,645
                                        21,471      21,552      25,326      28,127
Diluted                                 28,791      29,585      29,811      29,343
                                        22,366      22,429      26,329      28,909

*Absent tax-effected special charge for in-process research and development in December quarter; absent tax effected gain on divested products in March and June quarters

**Absent special charge December quarter

      Quarterly results may vary from period to period due to a variety of factors including: expenditures incurred to acquire, license and promote pharmaceutical products; expenditures and timing relating to the acquisition and integration of products or businesses; changes in the prescribing practices of physicians; the introduction of new products by the Company or its competitors; cost increases from third-party manufacturers; supply interruptions; the availability and cost of raw materials; the mix of products sold by the Company; changes in marketing and sales expenditures; market acceptance of the Company's products; competitive pricing pressures; the outcome of disputes relating to trademarks, patents and other rights; general economic and industry conditions that affect customer demand and the Company's level of research and development activities. There can be no assurance that the Company will maintain or increase revenues or profitability or avoid losses in any future period.


YEARS ENDED JUNE 30, 1999 AND 1998

NET REVENUES. Net revenues for fiscal 1999 increased 50.7%, or $39.3 million, to $116.9 million from $77.6 million for fiscal 1998. The Company's net revenues increased in fiscal 1999 primarily as a result of both unit and dollar sales growth associated with the Company's prescription products. The Company's prescription products accounted for 77.0% of net revenues in fiscal 1999 and in fiscal 1998. Net revenues of the Company's prescription products grew 50.8%, or $30.3 million, to $90.0 million in 1999 from $59.7 million in fiscal 1998, primarily due to the continued growth of the DYNACIN(R) and LUSTRA(R) products and the newly acquired LOPROX(R) line. In fiscal 1999, the Company's OTC products, contract revenue and the physician-dispensed division accounted for 23.0% of net revenues. In fiscal 1998, the Company's OTC products and physician-dispensed division accounted for 23.0% of net revenues.

GROSS PROFIT. Gross profit during fiscal 1999 increased 49.8%, or $31.6 million, to $95.2 million from $63.6 million in fiscal 1998. As a percentage of net revenues, gross profit was 81.5% and 82.0% in fiscal 1999 and fiscal 1998, respectively.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses in fiscal 1999 increased 39.4%, or $10.8 million, to $38.2 million from $27.4 million in fiscal 1998. This increase was primarily attributable to an increase in personnel costs. The increase in personnel costs was primarily due to an increase in the number of employees to 144 in fiscal 1999 from 125 in fiscal 1998 and yearly salary escalations for existing employees. The increase was also due to promotional costs associated with the sampling and advertising of the Company's products, promotional and administrative costs associated with the EXOREX(TM) joint venture with IMX Pharmaceuticals, Inc. ("IMX") and variable costs commensurate with increased sales volumes. Selling, general and administrative expenses as a percentage of net revenues in fiscal 1999 decreased 2.7 percentage points, to 32.7% from 35.4% in fiscal 1998, primarily attributable to a decrease in promotional and personnel costs as a percentage of sales.

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses in fiscal 1999 increased 17.7%, or $0.5 million, to $3.4 million from $2.9 million in fiscal 1998. The increase is primarily due to development efforts on LUSTRA-AF(TM) and DYNACIN(R) 75 mg. line extensions in the fourth quarter of fiscal 1999, development efforts related to new products and expenses associated with the clinical support of the Company's existing products.

DEPRECIATION AND AMORTIZATION EXPENSES. Depreciation and amortization expenses in fiscal 1999 increased 100.1%, or $2.9 million, to $5.8 million from $2.9 million in fiscal 1998. This increase is primarily attributable to the amortization of the purchase price of the LOPROX,(R) TOPICORT(R) and A/T/S(R) products purchased by the Company in November 1998. The Company is amortizing this purchase price over a 25-year period. The Company's depreciation and amortization also increased due to the full year of amortization of the intangible assets acquired in connection with the acquisition of GenDerm in December 1997.

IN-PROCESS RESEARCH AND DEVELOPMENT. In fiscal 1999, the Company recorded a $9.5 million charge to operations as in-process research and development as part of the allocated purchase price on the acquisition of the LOPROX, (R) TOPICORT(R) and A/T/S(R) products. The acquired in-process research and development consists of technologies related to new indications and forms of certain products acquired. The acquired in-process research and development projects are in various stages of development, have not reached technological feasibility and have no known alternative uses.

         The nature and efforts required to develop the acquired in-process research and development into commercially viable products include completion of the development stages of the commercially viable products, clinical trial testing and FDA approval and commercialization. Due to the nature of the pharmaceutical development process, the Company anticipates incurring additional costs to develop these products. However, there is no certainty that any of these development efforts will result in commercially viable products. During the upcoming fiscal year, the Company anticipates research and development expenditures of approximately $500,000 relating to the development of commercially viable products. Such amounts may increase if the FDA should require additional studies, testing or supplemental information.

         In fiscal 1998, the Company recorded a $35.4 million charge to operations as in-process research and development as part of the allocated purchase price of GenDerm.

         The value of the acquired in-process research and development was determined by estimating the projected net cash flows related to such products, including costs to complete the development, and future revenues to be earned upon commercialization of the products. These cash flows were discounted back to their net present value. The resulting projected net cash flows from such projects were based upon management's estimates of revenues and operating profits at the time of the acquisition related to such projects. Management also reviewed the probability of product success which was estimated using certain probability factors for each stage of development.

OPERATING INCOME (LOSS). Operating income for fiscal 1999 increased $43.3 million, to $38.3 million from a $5.0 million operating loss in fiscal 1998. This increase is primarily a result of the $35.4 million in-process research and development charge relating to the Company's purchase of GenDerm in fiscal 1998 and a $9.5 million in-process research and development charge relating to the LOPROX,(R) TOPICORT(R) and A/T/S(R) product acquisition in fiscal 1999. Absent special charges in fiscal 1999 and 1998, operating income in fiscal 1999 increased 57.4%, or $17.4 million, to $47.8 million from $30.4 million in fiscal 1998. This increase was primarily a result of higher sales volume and a decrease of 2.7 percentage points in selling, general and administrative expenses as a percentage of sales offset by an increase in research and development and depreciation and amortization expenses.

NET INTEREST INCOME (EXPENSE). Interest income in fiscal 1999 increased $4.4 million, to $11.5 million from $7.1 million in fiscal 1998, primarily due to higher average cash, cash equivalent and short-term investment balances during fiscal 1999. The Company's higher average cash, cash equivalent and short-term investment balances are due to a full year of proceeds from the Company's February 1998 public offering. The Company raised offering proceeds of $209.4 million before related expenses, or $197.9 million net of related expenses. Interest expense in fiscal 1999 increased $1.8 million, to $1.8 million from $23,600 in fiscal 1998. This increase is primarily related to interest expense of $1.8 million related to the contract obligation recorded in connection with the acquisition of the LOPROX,(R) TOPICORT(R) and A/T/S(R) products.

INCOME TAX (EXPENSE) BENEFIT. Income tax expense during fiscal 1999 increased $9.8 million, to $24.2 million from $14.4 million in fiscal 1998. The provision for income taxes recorded for fiscal 1999 reflects management's estimate of the effective tax rate. The increase in income tax expense in fiscal 1999, as compared to fiscal 1998, is primarily due to an increase in pre-tax income offset by the special charge for in-process research and development in fiscal 1998 for which no tax benefit was realized. The decrease in the effective tax rate in fiscal 1999, as compared to fiscal 1998, is primarily attributable to the implementation of tax saving strategies, an increase in tax-exempt interest income and the non-deductible in-process research and development recorded in fiscal 1998.

NET INCOME (LOSS). Net income during fiscal 1999 increased approximately $53.8 million, to $41.4 million from a $12.4 million loss in fiscal 1998. Fiscal 1999 and 1998 included special charges to operations for in-process research and development related to the LOPROX,(R) TOPICORT(R) and A/T/S(R) acquisition in fiscal 1999 and the purchase of GenDerm in fiscal 1998. Net income in fiscal 1999 also included $17.7 million related to a gain on the sale of assets to Bioglan Pharma Plc ("Bioglan"). Absent tax-effected special charges and tax-effected gain on divested products in fiscal 1999, net income increased approximately 59.4%, or $13.6 million, to $36.6 million from $23.0 million in fiscal 1998. This increase was due primarily to an increase in sales volume, a decrease in selling, general and administrative costs as a percentage of net revenues and an increase in interest income offset by an increase in depreciation and amortization and research and development expenses.

YEARS ENDED JUNE 30, 1998 AND 1997
NET SALES. Net sales for fiscal 1998 increased 88.5%, or $36.4 million, to $77.6 million from $41.2 million for fiscal 1997. The Company's net sales increased in fiscal 1998 primarily as a result of both unit and dollar sales growth associated with an increase in market share of the existing prescription products, the launch of the Company's internally developed LUSTRA(R) product and the acquisition of GenDerm in December 1997. The Company's prescription products accounted for 77.0% of net sales in fiscal 1998 and 86.5% in fiscal 1997. Net sales of the Company's prescription products grew 67.7%, or $24.1 million, to $59.7 million in 1998 from $35.6 million in fiscal 1997, primarily due to the continued growth of the TRIAZ(R) products, a full year of sales of the LIDEX(R) and SYNALAR(R) products acquired in February 1997, the purchase of the prescription products from GenDerm and the launch of the Company's LUSTRA(R) product which was introduced in the third quarter of fiscal 1998. The Company's OTC products and physician-dispensed division accounted for 23.0% of net sales for fiscal 1998 and 13.5% in fiscal 1997. OTC sales increased approximately 222.2%, primarily due to the acquisition of the OTC products from GenDerm in the second quarter of fiscal 1998.

GROSS PROFIT. Gross profit during fiscal 1998 increased 100.0%, or $31.8 million, to $63.6 million from $31.8 million in fiscal 1997. As a percentage of net sales, gross profit grew to 82.0% in fiscal 1998 from 77.3% in fiscal 1997, primarily as a result of a full year of sales of the LIDEX(R) and SYNALAR(R) products, the increase in sales of TRIAZ(R) products, sales of NOVACET(R) and ZONALON(R) products, which were acquired in the GenDerm acquisition, and sales of LUSTRA,(R) which was launched by the Company in the third quarter of fiscal 1998, all of which enjoy margins in excess of the aggregate corporate gross profit percentages.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses in fiscal 1998 increased 66.4%, or $10.9 million, to $27.4 million from $16.5 million in fiscal 1997. This increase was primarily attributable to an increase in promotional costs associated with the sampling and advertising of the Company's products, promotional costs associated with the launch of LUSTRA, (R) an internally developed prescription product, and variable costs commensurate with increased sales volumes. The increase in personnel costs is attributable to an increase in the number of employees to 125 in fiscal 1998 from 85 in fiscal 1997 and yearly salary escalation for existing employees. Selling, general and administrative expenses as a percentage of net sales in fiscal 1998 decreased 4.7 percentage points to 35.4% from 40.1% in fiscal 1997.

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses in fiscal 1998 increased 99.0%, or $1.4 million, to $2.9 million from $1.5 million in fiscal 1997, primarily due to development efforts relating to the Company's LUSTRA(R) product and expenses associated with the clinical support of the Company's existing products.

DEPRECIATION AND AMORTIZATION EXPENSES. Depreciation and amortization expenses in fiscal 1998 increased 190.6%, or $1.9 million, to $2.9 million from $1.0 million in fiscal 1997. This increase is primarily attributable to the amortization of a full year of the purchase price of the LIDEX(R) and SYNALAR(R) products purchased by the Company in February 1997. The Company is amortizing this purchase price over a 25-year period. The Company's depreciation and amortization also increased due to the amortization of the intangible assets acquired in connection with the acquisition of GenDerm in December 1997.

IN-PROCESS RESEARCH AND DEVELOPMENT. The Company recorded $35.4 million as in-process research and development during the second quarter of fiscal 1998 as part of the allocated purchase price of GenDerm. The amount allocated to in-process research and development was based upon an independent appraisal of GenDerm's completed and in-process technologies. The in-process research and development of $35.4 million was charged to operations as required under generally accepted accounting principles with the recording of the purchase price allocation. No such amount was recorded in fiscal 1997.

OPERATING (LOSS) INCOME. Operating income for fiscal 1998 decreased 139.0%, or $17.9 million, to a $5.0 million operating loss from $12.9 million in income in fiscal 1997. This decrease is a result of a $35.4 million in-process research and development charge relating to the Company's purchase of GenDerm in December 1997. Absent this special charge, operating income in fiscal 1998 increased 136.2%, or $17.5 million to $30.4 million from $12.9 million in fiscal 1997 as a result of higher sales volume, coupled with a 4.7 percentage points increase in the Company's gross profit as a percentage of net sales and a decrease of 4.7 percentage points in selling, general and administrative expenses as a percentage of sales offset by an increase in research and development and depreciation and amortization expenses.

NET INTEREST INCOME (EXPENSE). Interest income in fiscal 1998 increased $3.2 million, to $7.0 million from $3.8 million in fiscal 1997, primarily due to higher cash, cash equivalent and short-term investment balances during fiscal 1998, attributable to the Company's public offering of its common stock in February 1998, which resulted in offering proceeds of $209.4 million before related expenses or $197.9 million net of related expenses. Interest expense in fiscal 1998 decreased 13.8%, or $3,800, to $23,600, from $27,400 in fiscal 1997.

INCOME TAX (EXPENSE) BENEFIT. Income tax expense during fiscal 1998 increased $15.1 million, to an expense of $14.4 million from a benefit of $0.7 million in fiscal 1997. The Company's tax provision is recorded at an effective tax rate of 39%. No income tax benefit is associated with the charge for in-process research and development. The income tax benefit for fiscal 1997 is a result of management reducing the valuation allowance required to reduce deferred tax assets in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes," to an amount the Company believes appropriate.

NET (LOSS) INCOME. Net income during fiscal 1998 decreased approximately 171.5%, or $29.7 million, to a $12.4 million loss from $17.3 million in income for fiscal 1997. This decrease is the result of a special charge for in-process research and development relating to the Company's purchase of GenDerm in December 1997. Absent this special charge, net income for fiscal 1998 increased 32.6%, or $5.7 million, to $23.0 million from $17.3 million in fiscal 1997. This increase was a result of an increase in sales volume, an increase in gross profit as a percentage of net sales, a decrease in selling, general and administrative costs as a percentage of net sales and an increase in interest income offset by an increase in income taxes and research and development expenses.

LIQUIDITY AND CAPITAL RESOURCES
At June 30, 1999 and June 30, 1998, the Company had cash equivalents and short-term investments of approximately $237.3 million and $237.9 million, respectively. The Company's working capital was $278.4 million and $263.0 million at June 30, 1999 and June 30, 1998, respectively.

      In fiscal 1999, the Company's cash position was affected by the divestiture of nine dermatological products to Bioglan for a net cash payment of $9.8 million in the third quarter. The variation between net income of $41.4 million and cash flow from operations of $25.4 million was primarily due to the inclusion of the gain on the June 29, 1999 sale of assets to Bioglan in the Company's net income which was in the form of a note paid in July 1999. The generation of $25.4 million in cash flow from operations was offset by the Company's payment of $22.0 million to enter into a licensing agreement with HMR for the products LOPROX,(R) TOPICORT(R) and A/T/S(R) and $14.3 million for the purchase of Ucyclyd Pharma, Inc. ("Ucyclyd"), a privately held pharmaceutical company. The variation between the net loss of $12.4 million and cash flow from operations of $14.7 million in fiscal 1998 was primarily attributable to a non-cash in-process research and development charge of $35.4 million relating to the acquisition of GenDerm. In fiscal 1998, the Company paid a net cash amount of $55.0 million for the acquisition of GenDerm and raised net proceeds of $197.9 million from the sale of common equity securities in a public offering.

      At June 30, 1999 and June 30, 1998, the Company had net accounts receivable of $31.6 million and $18.9 million, respectively. The increase in the Company's accounts receivable balances is related primarily to a 40.0% increase in sales volume in the fourth quarter of fiscal 1999 as compared to the quarter ended June 30, 1998.

      At June 30, 1999 and June 30, 1998, the Company had inventories of $7.3 million and $9.2 million, respectively. The decrease in the Company's inventory balances is related primarily to the divestiture of 13 products and the license of three products in fiscal 1999.


OTHER MATTERS

On June 29, 1999, the Company sold the OTC products ZOSTRIX,(R) EXOREX(TM) and THERAPLEX(R) and the prescription product ZONALON.(R) Medicis received cash of $900,000 and issued a note receivable for $39.1 million, which was collected in July 1999. Under terms of the agreement, the Company paid IMX $3.6 million subsequent to fiscal 1999 for the sale of their interest in the EXOREX(TM) joint venture.

      On April 19, 1999, the Company acquired 100% of the common stock of Ucyclyd for net cash of approximately $14.3 million. Ucyclyd's primary product, the orphan drug BUPHENYL,(TM) is indicated in the treatment of Urea Cycle Disorders. Under terms of the agreement, the Company paid $15.1 million at the close of the transaction and may be required to pay an additional contingent consideration of $5.7 million on the first anniversary of the closing date, subject to certain manufacturing conditions, and $2.7 million upon regulatory approval of a product line extension.

      On March 17, 1999, the Company sold nine dermatological products for a net cash payment of $9.8 million. The products included in the sale were: A-FIL,(TM) AFIRM,(R) BENZASHAVE,(R) BETA-LIFTx,(R) METED,(R) PRAMEGEL,(R) PACKER'S TAR SOAP,(R) THERAMYCIN Z(R) and TEXACORT.(R) Under a separate agreement, the Company licensed three additional products for a period of three years with a buyout option of $15.5 million at the end of the term. Under this agreement, the Company will receive quarterly license revenues. The products included in this license agreement were: OCCLUSAL-HP,(R) PENTRAX(R) and SALAC.(R)

      In November 1998, the Company agreed to license, with an option to purchase, the LOPROX,(R) TOPICORT(R) and A/T/S(R) products from HMR. The Company, using cash reserves, paid $22.0 million and will make two additional annual payments of $22.0 million. The Company then has the option to purchase the products for $16.5 million after three years. The $22.0 million due on the first anniversary of the transaction is recorded as a short-term obligation and the remaining balance is recorded at its discounted value as a long-term obligation. The discount is being recorded as an interest expense over the related period. For accounting purposes, the Company has recorded the transaction as an acquisition. In conjunction with this acquisition, the Company recorded a charge to operations of $9.5 million, based upon an independent valuation relating to acquired in-process research and development for projects that are in various stages of development, have not reached technological feasibility and have no known alternative future uses.

      Inflation did not have a significant impact upon the results of the Company during fiscal 1999, 1998 or 1997.


YEAR 2000

The Year 2000 issue results from the inability of some computer programs to identify the year 2000 properly, potentially leading to errors or system failure. A company's business may be adversely affected if it, or any of its suppliers and customers or others with whom it transacts business (including its banks and governmental agencies), have not timely resolved the Year 2000 issue. In response to its rapid growth, the Company selected a new management information system in fiscal 1997, which was implemented in fiscal 1998, that is expected to meet its presently anticipated needs. In selecting a system, Year 2000 compliance was one of the criteria. The Company has completed its analysis and testing of its information systems hardware and software and believes all of its existing systems are Year 2000 compliant in all material respects.

      To date, the Company has not incurred any material costs in identifying or evaluating Year 2000 compliance issues. The total costs of the Year 2000 systems assessments and conversions are currently funded through cash flows from operating activities, and these costs are expensed as they are incurred. Most of the Company's expenses have related to, and are expected to continue to relate to, the operating costs associated with time spent by employees in the evaluation process and Year 2000 compliance matters in general. Most of these costs have already been incurred, and the Company does not anticipate significant future costs with respect to the remaining efforts. To date, the Company has not deferred any information technology initiatives as a result of its Year 2000 project.

      The Company continues to work with critical third parties including customers, vendors and suppliers, who account for a significant portion of the Company's business, to determine the impact of Year 2000 issues on their business and operations and potential collateral impact on the business and operations of the Company and to determine such third parties' plans to remediate Year 2000 issues where their systems interface with the Company's systems. The Company believes approximately 90% of its Year 2000 compliance work is complete with the remaining work scheduled for completion by the end of the first quarter of fiscal 2000. The Company's continuing efforts relating to Year 2000 compliance are focused on testing new hardware, software and equipment and following up with significant vendors, suppliers and customers to ensure continued compliance. To date, the Company has not discovered any significant negative third-party Year 2000 compliance issues.

      The Company believes that its most significant risk with respect to Year 2000 issues relates to the performance and readiness status of third parties. A reasonable worst case Year 2000 scenario would be the result of failures of third parties, including without limitation, governmental entities, utilities and financial and telecommunications systems, or a general infrastructure collapse, that negatively impacts the Company's ability, or the ability of its critical third parties, to provide products and services to its customers, or the ability of its customers to purchase products, or events affecting regional, national or global economies generally. The impact of these failures cannot be estimated at this time; however, the Company is considering contingency plans to limit, to the extent possible, the financial impact of these failures on its results of operations.


MARKET RISK AND RISK MANAGEMENT POLICIES

The Company has minimal operations outside of the United States and therefore has no significant risk to changes in foreign currencies. In addition, the Company has only one form of debt, that is in the form of a discounted contract obligation, which, in effect, is a fixed rate debt not subject to market rate fluctuations.

      The Company is exposed to interest rate fluctuations on its short-term investments, that are comprised of U.S. corporate securities and other debt securities, which it holds on an available-for-sale basis. A 100 basis point change in the prime rate or other indicative base rates would not materially change the interest income the Company expects to receive.


FACTORS THAT MAY AFFECT FUTURE RESULTS

This Annual Report contains forward-looking statements that anticipate results based upon Management's plans that are subject to uncertainties. Forward-looking statements are based upon current expectations of future results. These statements may be identified by use of the words "expects," "plans," "anticipates," "believes" and similar words used in conjunction with discussions of future operations or financial performance. The Company cannot ensure that any forward-looking statements will be accurate. Actual results could differ materially if underlying assumptions prove inaccurate or unknown risks or uncertainties develop. The Company assumes no obligation to update forward-looking statements as a result of future events or developments.

      In Item 1 of the Company's Annual Report on Form 10-K for the year ended June 30, 1999, as well as in the Company's filings on Form 10-Q, the Company discusses in more detail various factors that could cause actual results to vary from expectations. The Company notes these factors as permitted by the Private Securities Litigation Reform Act of 1995. Investors should understand that it is not possible to predict or identify all such factors and should not consider such factors to be a complete statement of all potential risks and uncertainties that may affect the Company's business.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


THE BOARD OF DIRECTORS AND STOCKHOLDERS OF MEDICIS PHARMACEUTICAL CORPORATION

We have audited the accompanying consolidated balance sheets of Medicis Pharmaceutical Corporation and subsidiaries as of June 30, 1999 and 1998, and the related consolidated statements of income (loss), stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial condition of Medicis Pharmaceutical Corporation and subsidiaries at June 30, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles.


                                                           /s/ Ernst & Young LLP


Phoenix, Arizona
August 6, 1999

CONSOLIDATED BALANCE SHEETS


                                                                                             June 30,
                                                                          ---------------------------------------------
   ASSETS                                                                           1999                    1998
-----------------------------------------------------------------------------------------------------------------------
   Current assets:
      Cash and cash equivalents                                               $  87,718,718           $ 147,411,127
      Short-term investments                                                    149,585,195              90,510,029
      Accounts receivable, less allowances:
      1999: $3,815,000; 1998: $2,826,000                                         31,582,935              18,899,868
      Inventories                                                                 7,273,142               9,208,384
      Deferred tax assets                                                         4,525,085               3,300,000
      Note receivable                                                            39,100,000                     ---
      Other current assets                                                       15,635,164               8,800,434
                                                                          ---------------------------------------------
   Total current assets                                                         335,420,239             278,129,842

   Property and equipment, net                                                    1,704,663               1,343,603

   Intangible assets:
      Intangible assets related to acquisitions                                 137,508,154              70,386,665
      Other intangible assets                                                       973,414               6,874,626
                                                                          ---------------------------------------------
                                                                                138,481,568              77,261,291
      Less: accumulated amortization                                              9,505,319               5,977,399
                                                                          ---------------------------------------------
         Net intangible assets                                                  128,976,249              71,283,892

   Other non-current assets                                                       1,237,195               1,592,907
                                                                          ---------------------------------------------
                                                                              $ 467,338,346           $ 352,350,244
-----------------------------------------------------------------------------------------------------------------------


See accompanying notes.

CONSOLIDATED BALANCE SHEETS


                                                                                               June 30,
                                                                               ------------------------------------
   LIABILITIES                                                                          1999               1998
-------------------------------------------------------------------------------------------------------------------
   Current liabilities:
      Accounts payable                                                            $   9,346,244      $   5,496,526
      Notes payable                                                                     100,000             11,364
      Short-term contract obligation                                                 22,000,000                ---
      Income taxes payable                                                           10,659,944            597,189
      Other accrued liabilities                                                      14,873,736          9,068,593
                                                                               ------------------------------------
      Total current liabilities                                                      56,979,924         15,173,672

   Long-term liabilities:
         Notes payable                                                                      ---             94,556
         Other non-current liabilities                                                  130,278            124,115
         Long-term contract obligation                                               34,716,456                ---
         Deferred tax liability                                                       1,935,272         10,502,416

   COMMITMENTS AND CONTINGENCIES

   MINORITY INTEREST                                                                        ---          1,960,000

   STOCKHOLDERS' EQUITY
   Preferred Stock, $0.01 par value;
         shares authorized:  5,000,000; no shares issued                                    ---                ---
   Class A Common Stock, $0.014 par value;
         shares authorized: 50,000,000; issued and outstanding:
         28,239,269 and 27,712,837 at June 30, 1999 and 1998,
         respectively                                                                   395,350            387,980
   Class B Common Stock, $0.014 par value;
         shares authorized:  1,000,000; issued and outstanding:
         422,962 at June 30, 1999 and 1998                                                5,921              5,921
   Additional paid-in capital                                                       352,155,845        343,976,037
   Accumulated other comprehensive (loss) income                                       (465,784)            77,689
   Accumulated earnings (deficit)                                                    21,485,084        (19,952,142)
                                                                               ------------------------------------
         Total stockholders' equity                                                 373,576,416        324,495,485
                                                                               ------------------------------------
                                                                                  $ 467,338,346      $ 352,350,244
-------------------------------------------------------------------------------------------------------------------


See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)


                                                                                            June 30,
                                                                  -----------------------------------------------------------
                                                                          1999                 1998                 1997
-----------------------------------------------------------------------------------------------------------------------------
   Net revenues                                                     $ 116,870,540        $  77,571,419        $  41,158,860
   Operating costs and expenses:
      Cost of sales                                                    21,633,902           13,979,793            9,361,383
      Selling, general and administrative                              38,219,119           27,423,574           16,484,329
      Research and development                                          3,396,393            2,884,479            1,449,620
      In-process research and development                               9,500,000           35,400,000                   --
      Depreciation and amortization                                     5,810,288            2,903,423              999,113
                                                                  -----------------------------------------------------------
         Operating costs and expenses                                  78,559,702           82,591,269           28,294,445
                                                                  -----------------------------------------------------------
   Operating income (loss)                                             38,310,838           (5,019,850)          12,864,415
   Interest income                                                     11,503,256            7,060,354            3,814,435
   Interest expense                                                    (1,825,200)             (23,635)             (27,403)
   Gain on sale of assets                                              17,650,903                   --                   --
                                                                  -----------------------------------------------------------
   Income before taxes                                                 65,639,797            2,016,869           16,651,447
   Income tax (expense) benefit                                       (24,202,571)         (14,424,045)             693,467
                                                                  -----------------------------------------------------------
   NET INCOME (LOSS)                                                $  41,437,226        $ (12,407,176)       $  17,344,914
                                                                  -----------------------------------------------------------

   Basic net income (loss) per common share                         $        1.46        $       (0.51)       $        0.88
   Diluted net income (loss) per common share                       $        1.41        $       (0.51)       $        0.83
   Shares used in computing basic net income (loss) per
      common share                                                     28,413,608           24,101,658           19,787,785
   Shares used in computing diluted net income (loss) per
      common share                                                     29,462,311           24,101,658           20,890,570
-----------------------------------------------------------------------------------------------------------------------------


See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                   Class A                          Class B               Additional
                                                 Common Stock                    Common Stock               Paid-In
                                           Shares            Amount         Shares           Amount         Capital
----------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1996                   15,370,008    $     215,180         422,962   $       5,921   $  44,128,431
----------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss):
  Net income                                       --               --              --              --              --

  Net unrealized losses on
      available-for-sale                           --               --              --              --              --
      securities

              Comprehensive income
  Exercise of stock options                   813,681           11,392              --              --       3,479,265
  Tax effect of stock
    options exercised                              --               --              --              --       1,165,000
  Options issued in lieu of
    payment for services
    rendered                                       --               --              --              --          59,500
  Public offering                           4,785,834           67,002              --              --      90,041,167
----------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1997                   20,969,523          293,574         422,962           5,921     138,873,363
----------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss):
  Net loss                                         --               --              --              --              --
  Net unrealized gains on
    available-for-sale
    securities                                     --               --              --              --              --

              Comprehensive loss
  Exercise of stock options                   233,314            3,266              --              --         954,296
  Tax effect of stock
    options exercised                              --               --              --              --       6,305,311
  Options issued in lieu of
    payment for services
    rendered                                       --               --              --              --          57,500
  Public offering                           6,510,000           91,140              --              --     197,785,567
----------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1998                   27,712,837          387,980         422,962           5,921     343,976,037
----------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss):
  Net income                                       --               --              --              --              --
  Net unrealized losses on
    available-for-sale
    securities                                     --               --              --              --              --
  Net unrealized gain on
    foreign currency
    translation                                    --               --              --              --              --

              Comprehensive income
  Exercise of stock options                   526,432            7,370              --              --       3,834,839
  Tax effect of stock
    options exercised                              --               --              --              --       4,329,969
  Options issued in lieu of
    payment for services
    rendered                                       --               --              --              --          15,000
----------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1999                   28,239,269    $     395,350         422,962   $       5,921   $ 352,155,845
----------------------------------------------------------------------------------------------------------------------

                                         Accumulated
                                           Other          Accumulated
                                        Comprehensive      (Deficit)
                                        (Loss) Income       Earnings          Total
---------------------------------------------------------------------------------------
Balance at June 30, 1996                $          --    $ (24,889,880)   $  19,459,652
---------------------------------------------------------------------------------------
Comprehensive income (loss):
  Net income                                       --       17,344,914       17,344,914
  Net unrealized losses on
      available-for-sale
      securities                              (63,075)              --          (63,075)
                                                                          -------------
              Comprehensive income                                           17,281,839
  Exercise of stock options                        --               --        3,490,657
  Tax effect of stock
    options exercised                              --               --        1,165,000
  Options issued in lieu of
    payment for services
    rendered                                       --               --           59,500
  Public offering                                  --               --       90,108,169
---------------------------------------------------------------------------------------
Balance at June 30, 1997                      (63,075)      (7,544,966)     131,564,817
---------------------------------------------------------------------------------------
Comprehensive income (loss):
  Net loss                                         --      (12,407,176)     (12,407,176)
  Net unrealized gains on
    available-for-sale
    securities                                140,764               --          140,764
                                                                          -------------
              Comprehensive loss                                            (12,266,412)
  Exercise of stock options                        --               --          957,562
  Tax effect of stock
    options exercised                              --               --        6,305,311
  Options issued in lieu of
    payment for services
    rendered                                       --               --           57,500
  Public offering                                  --               --      197,876,707
---------------------------------------------------------------------------------------
Balance at June 30, 1998                       77,689      (19,952,142)     324,495,485
---------------------------------------------------------------------------------------
Comprehensive income (loss):
  Net income                                       --       41,437,226       41,437,226
  Net unrealized losses on
    available-for-sale
    securities                               (543,619)              --         (543,619)
  Net unrealized gain on
    foreign currency
    translation                                   146               --              146
                                                                          -------------
              Comprehensive income                                           40,893,753
  Exercise of stock options                        --               --        3,842,209
  Tax effect of stock
    options exercised                              --               --        4,329,969
  Options issued in lieu of
    payment for services
    rendered                                       --               --           15,000
---------------------------------------------------------------------------------------
Balance at June 30, 1999                $    (465,784)   $  21,485,084    $ 373,576,416
---------------------------------------------------------------------------------------


See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                June 30,
                                                            -----------------------------------------------
                                                                  1999             1998             1997
-----------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income (loss)                                           $  41,437,226    $ (12,407,176)   $  17,344,914
 Adjustments to reconcile net income (loss) to net
         cash provided by operating activities:
    In-process research and development                         9,500,000       35,400,000               --
    Gain on sale of assets                                    (17,650,903)              --               --
    Depreciation and amortization                               5,810,288        2,903,423          999,113
    (Gain) loss on sale of available-for-sale investments          14,658          (50,931)         (37,591)
    Other non-cash expenses                                        15,000           57,500           59,500
    Deferred income tax (benefit) expense                      (9,792,229)      13,787,173       (2,092,000)
    Provision for doubtful accounts and returns                   897,000          460,000          470,000
    Accretion of premium (discount) on investments                179,649         (344,454)        (422,032)
    Accretion of discount on contract obligation                1,801,885               --               --
  Changes in operating assets and liabilities (net of
         acquired amounts):
      Accounts receivable                                     (13,285,268)     (10,944,095)      (1,612,136)
      Inventories                                               2,390,397       (4,772,069)        (901,863)
      Other current assets                                     (4,134,323)      (5,353,132)      (1,579,594)
      Accounts payable                                          2,975,103           35,575          757,186
      Income taxes payable                                     10,062,755          597,189               --
      Other accrued liabilities                                (4,796,891)      (4,623,987)         801,681
                                                            -----------------------------------------------
         Net cash provided by operating activities             25,424,347       14,745,016       13,787,178
-----------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
 Purchase of property and equipment                              (725,165)        (833,111)        (430,691)
 Proceeds from sale of product rights                          10,712,402               --               --
 Acquisition of businesses, net of cash acquired              (14,278,840)     (54,982,386)              --
 Payments for purchase of product rights                      (25,110,371)      (5,012,483)     (28,636,227)
 Purchase of available-for-sale investments                  (202,169,056)    (147,656,185)     (75,297,924)
 Sale of available-for-sale investments                        52,644,964       74,690,916        9,685,861
 Maturity of available-for-sale investments                    89,711,000       34,500,000       14,500,000
 Change in other assets                                           355,712         (490,000)      (1,500,000)
                                                            -----------------------------------------------
         Net cash used in investing activities                (88,859,354)     (99,783,249)     (81,678,981)
-----------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
 Proceeds from the sale of common equity securities, net               --      197,876,707       90,108,169
 Payment of notes payable                                        (105,920)         (10,660)         (10,000)
 Change in other non-current liabilities                            6,163            2,354          (29,676)
 Proceeds from the exercise of options                          3,842,209          957,562        3,490,657
                                                            -----------------------------------------------
         Net cash provided by financing activities              3,742,452      198,825,963       93,559,150
-----------------------------------------------------------------------------------------------------------
 Effect of foreign currency exchange rate on cash and
         cash equivalents                                             146               --               --
 Net (decrease) increase in cash and cash equivalents         (59,692,409)     113,787,730       25,667,347
 Cash and cash equivalents at beginning of year               147,411,127       33,623,397        7,956,050
                                                            -----------------------------------------------
 Cash and cash equivalents at end of year                   $  87,718,718    $ 147,411,127    $  33,623,397
-----------------------------------------------------------------------------------------------------------


See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 1999


NOTE 1. FORMATION AND DEVELOPMENT OF THE COMPANY

Medicis Pharmaceutical Corporation and its wholly owned subsidiaries ("Medicis" or the "Company") is the leading independent pharmaceutical company in the United States offering prescription products and an over-the-counter ("OTC") product primarily for the treatment of dermatological conditions. The Company has built its business by successfully introducing new prescription products as well as acquiring rights to manufacture and sell certain dermatological products pursuant to several license and asset purchase agreements. The Company sells these products for use in various segments of the skin care market, including acne, acne-related conditions, fungal infections, psoriatic conditions, inflammatory skin conditions and pigmentation disorders.


NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION. The accompanying consolidated financial statements include the accounts of Medicis and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform to the current period presentation. The Company records minority interest to the extent the subsidiary is not wholly owned.

CASH AND CASH EQUIVALENTS. At June 30, 1999, cash and cash equivalents included highly liquid investments invested in money market accounts consisting of government securities and high-grade commercial paper. These investments are stated at cost, which approximates fair value. The Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents.

INVESTMENTS. The Company accounts for investments under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company's debt securities are classified as available-for-sale. Available-for-sale securities are carried at fair value with the unrealized gains and losses reported in stockholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and interest and dividends on securities are included in interest income. The cost of securities sold is based upon the specific identification method.

INVENTORIES. The Company utilizes third parties to manufacture and package inventories held for sale, takes title to certain inventories once manufactured, and warehouses such goods until packaged for final distribution and sale. Inventories consist of salable products held at the Company's warehouses, as well as at the manufacturers' facilities, and are valued at the lower of cost or market using the first-in, first-out method.
      Inventories are as follows:


                                              June 30,
                                     ---------------------------
                                        1999             1998
----------------------------------------------------------------
Raw materials                        $1,799,082       $1,086,585
Finished goods                        5,474,060        8,121,799
                                     ---------------------------
       Total inventories             $7,273,142       $9,208,384
----------------------------------------------------------------

PROPERTY AND EQUIPMENT. Property and equipment are stated at cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of property and equipment (three to five years). Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining lease term.

INTANGIBLE ASSETS. Intangible assets resulting from acquisitions of products and businesses principally consist of the excess of the fair value attributed to the related developed products and are being amortized on a straight-line basis over a 10-to 25-year period. The Company assesses the recoverability of intangible assets resulting from these acquisitions based upon expected future undiscounted cash flows on a product-line basis along with other relevant information.

OTHER CURRENT LIABILITIES. Other current liabilities are as follows:


                                                  June 30,
                                        -----------------------------
                                            1999              1998
---------------------------------------------------------------------
Accrued incentives                      $ 2,739,245       $ 1,786,392
Accrued royalties                         1,697,439         1,040,993
Payable to affiliate                             --         1,366,846
Marketing allowance                         774,056         1,141,000
Payable to IMX                            3,600,000                --
Other accrued expenses                    6,062,996         3,733,362
                                        -----------------------------
                                        $14,873,736       $ 9,068,593
---------------------------------------------------------------------

REVENUE RECOGNITION. Revenue from product sales is recognized upon shipment, net of discounts, rebates and estimated allowances for chargebacks and returns. The Company principally authorizes returns for damaged products and exchanges for expired products in accordance with its "Return Goods Policy and Procedures," and establishes reserves for such amounts at the time of sale. The Company has not experienced significant returns of damaged or expired products.

ADVERTISING. The Company expenses advertising as incurred. Advertising expenses for the fiscal years ended June 30, 1999 ("fiscal 1999"), June 30, 1998 ("fiscal 1998") and June 30, 1997 ("fiscal 1997") were approximately $11,922,000,
$8,347,000 and $3,806,000, respectively.

STOCK-BASED COMPENSATION. The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants to employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and, accordingly, recognizes no compensation expense for employee stock option grants.

RESEARCH AND DEVELOPMENT COSTS. All research and development costs, including payments related to products under development and research consulting agreements, are expensed as incurred.

INCOME TAXES. Income taxes have been provided using the liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

EARNINGS (LOSS) PER SHARE. Basic and diluted earnings (loss) per common share are calculated in accordance with the requirements of Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"). All earnings (loss) per common share amounts for all periods have been presented, and where appropriate, restated to conform to the requirements of SFAS No. 128.

STATEMENTS OF CASH FLOWS. Non-cash investing and financing activities were as follows:


                                                                                          June 30,
                                                                      -------------------------------------------------
                                                                          1999                1998              1997
-----------------------------------------------------------------------------------------------------------------------
Tax benefit of stock options exercised                                $ 4,329,969       $   6,305,311       $ 1,165,000
Intangibles acquired under accrued contract costs                              --                  --           600,000
Note receivable from the sale of assets                                39,100,000                  --                --
-----------------------------------------------------------------------------------------------------------------------

USE OF ESTIMATES. The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates based upon future events, which could include, among other risks, changes in the regulations governing the manner in which the Company sells its products, changes in the health care environment and the reliance on contract manufacturing services.

FAIR VALUE OF FINANCIAL INSTRUMENTS. The carrying amount of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities reported in the consolidated balance sheets approximates fair value because of the immediate or short-term maturity of these financial instruments.

COMPREHENSIVE INCOME. The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 established standards for the reporting and display of comprehensive income and its components. SFAS No. 130 requires certain items, such as foreign currency translation adjustments and unrealized gains or losses on the Company's available-for-sale securities, to be included in other comprehensive income.

SEGMENT INFORMATION. The Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 established standards for reporting information regarding operating segments in annual financial statements and requires selected information to be presented in interim financial reports issued to stockholders. SFAS No. 131 also established standards for related disclosures about products and services, geographic areas and major customers (see Note 11). The adoption of SFAS No. 131 did not affect the Company's consolidated financial position, results of operations or financial statement disclosures, as the Company operates only one business segment.

NOTE 3. ACQUISITIONS AND DIVESTITURES

On June 29, 1999, the Company sold the OTC products ZOSTRIX,(R) EXOREX(TM) and THERAPLEX(R) and the prescription product ZONALON(R) to Bioglan Pharma Plc ("Bioglan"). Bioglan paid cash of $900,000 and issued a note receivable for $39.1 million, which was collected in July 1999. Under terms of the agreement, the Company purchased IMX Pharmaceutical Inc.'s ("IMX") 49.0% interest in the EXOREX(TM) joint venture for $3.6 million. On June 25, 1998, the Company paid $4.0 million for its 51.0% interest in the EXOREX(TM) joint venture.

      On April 19, 1999, the Company acquired 100% of the common stock of Ucyclyd Pharma, Inc. ("Ucyclyd"), a privately held pharmaceutical company based in Baltimore, Maryland, for net cash of approximately $14.3 million. Ucyclyd's primary product, the orphan drug BUPHENYL,(TM) is indicated in the treatment of Urea Cycle Disorders. Under terms of the agreement, the Company paid $15.1 million at the close of the transaction and may be required to pay an additional contingent consideration of $5.7 million on the first anniversary of the closing date, subject to certain manufacturing conditions, and $2.7 million upon regulatory approval of a product line extension.

      On March 17, 1999, the Company sold nine dermatological products to Bioglan for a net cash payment of $9.8 million. The products included in the transaction were: A-FIL,(TM) AFIRM,(R) BENZASHAVE,(R) BETA-LIFTx,(R) METED,(R) PRAMEGEL,(R) PACKER'S TAR SOAP,(R) THERAMYCIN Z(R) and TEXACORT.(R) Under a separate agreement, the Company licensed three additional products to Bioglan for a period of three years with a buyout option of $15.5 million at the end of the term. Under this agreement, the Company will receive quarterly license revenues. The products included in this license agreement were: OCCLUSAL-HP,(R) PENTRAX(R) and SALAC.(R)

      On November 29, 1998, the Company agreed to license, with an option to purchase, the LOPROX,(R) TOPICORT(R) and A/T/S(R) products from Hoechst Marion Roussel ("HMR"). The Company, using cash reserves, paid $22.0 million and plans to make two additional annual payments of $22.0 million. The Company then has the option to purchase the products for $16.5 million after three years. The $22.0 million due on the first anniversary of the transaction is recorded as a short-term obligation, and the remaining balance is recorded at its discounted value as a long-term obligation. The discount is being recorded as an interest expense over the related period. For accounting purposes, the Company recorded the transaction as an acquisition. In conjunction with this acquisition, the Company recorded a charge to operations of $9.5 million, based upon an independent valuation relating to acquired in-process research and development for projects that are in various stages of development, have not reached technological feasibility and have no known alternative future uses.

      The nature and efforts required to develop the acquired in-process research and development into commercially viable products include completion of the development stages of the commercially viable products, clinical trial testing and FDA approval and commercialization. Due to the nature of the pharmaceutical development process, the Company anticipates incurring additional costs to develop the products. However, there is no certainty that any of these development efforts will result in commercially viable products.

      On December 3, 1997, the Company acquired 100% of the common stock of GenDerm Corporation and subsidiary ("GenDerm") for net cash of approximately $55.0 million. The Company could pay an additional sum not to exceed $20.0 million if sales of GenDerm products, as defined in the acquisition agreement, are in excess of $31.0 million during calendar 1999 and certain other conditions are met. GenDerm marketed the prescription brands NOVACET(R) and ZONALON,(R) as well as the OTC brands ZOSTRIX,(R) OCCLUSAL-HP,(R) PENTRAX(R) and SALAC.(R) In conjunction with the acquisition, the Company recorded a charge to operations of $35.4 million, based upon an independent valuation, relating to acquired in-process research and development for projects that are in various stages of development, have not reached technological feasibility and have no known alternative future uses. The $35.4 million charge is not deductible for tax purposes.

      The Ucyclyd and GenDerm acquisitions were accounted for using the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations" ("APB No. 16"). Under APB No. 16, purchase price allocations were made to the assets acquired and the liabilities assumed based upon their respective fair values. The operations of Ucyclyd and GenDerm have been included in the consolidated statements of income (loss), as of the acquisition date.

      Unaudited pro forma operating results for the Company, assuming the acquisitions occurred at the beginning of the year in which they were acquired and the immediately preceding fiscal year, are as follows:


                                                                        June 30,
                                                  ---------------------------------------------------
                                                       1999               1998                1997
-----------------------------------------------------------------------------------------------------
Net revenues                                      $120,653,854       $ 95,263,143        $ 69,625,259
Net income (loss)                                   42,529,400        (11,293,208)         12,698,944
Basic net income (loss) per common share          $       1.50       $      (0.47)       $       0.64
Diluted net income (loss)  per common share       $       1.44       $      (0.47)       $       0.61
-----------------------------------------------------------------------------------------------------

      For purposes of these pro forma operating results, the charges for in-process research and development are presented in the year the charge was incurred. The pro forma information does not necessarily represent the actual results that would have occurred had the acquisitions taken place at the beginning of each fiscal year, given the manner that the Company assimilated the acquisitions into its business.

      On February 25, 1997, the Company acquired the LIDEX(R) and SYNALAR(R) products from a third party for $28.0 million, with the option to pay an additional $3.0 million, in $1.0 million installments, on the anniversary of the purchase for each of the next three years if certain market conditions are met. The Company paid the first installment of $1.0 million in February 1998 and the second installment of $1.0 million in February 1999.


NOTE 4. DEBT

The Company has a revolving line of credit facility of up to $25.0 million from Norwest Bank Arizona, N.A. The facility may be drawn upon by the Company, at its discretion, and is collateralized by principal assets of the Company. The outstanding balance of the credit facility bears interest at a floating rate of 150 basis points in excess of the 30-day London Interbank Offered Rate and expires in November 2000. The agreement requires the Company to comply with certain covenants, including covenants relating to the Company's financial condition and results of operation. The Company has not drawn on this credit facility.


NOTE 5. SHORT-TERM INVESTMENTS

The Company's short-term investments are intended to establish a high-quality portfolio that preserves principal, meets liquidity needs, avoids inappropriate concentrations and delivers an appropriate yield in relationship to the Company's investment guidelines and market conditions.

      The following is a summary of available-for-sale securities:

                                                                    June 30, 1999
                                             ---------------------------------------------------------
                                                                   Gross          Gross          Gross
                                                              Unrealized     Unrealized           Fair
Available-for-Sale Securities                        Cost          Gains         Losses          Value
------------------------------------------------------------------------------------------------------
U.S. corporate securities                    $ 27,757,402   $     10,003   $    542,000   $ 27,225,405
Other debt securities                         122,293,723        155,512         89,445    122,359,790
                                             ---------------------------------------------------------
      Total securities                       $150,051,125   $    165,515   $    631,445   $149,585,195
------------------------------------------------------------------------------------------------------

                                                                    June 30, 1998
                                             ---------------------------------------------------------
                                                                   Gross          Gross          Gross
                                                              Unrealized     Unrealized           Fair
Available-for-Sale Securities                        Cost          Gains         Losses          Value
------------------------------------------------------------------------------------------------------
U.S. corporate securities                    $ 46,070,979   $     42,348   $     10,209   $ 46,103,118
Other debt securities                          44,298,286        109,686          1,061     44,406,911
                                             ---------------------------------------------------------
      Total securities                       $ 90,369,265   $    152,034   $     11,270   $ 90,510,029
------------------------------------------------------------------------------------------------------

      During the years ended June 30, 1999 and 1998, the gross realized gains on sales of available-for-sale securities totaled $22,800 and $63,602, respectively, and the gross realized losses totaled $37,458 and $12,671, respectively. The net adjustment to unrealized gains (losses) during fiscal 1999 and fiscal 1998 on available-for-sale securities included in stockholders' equity totaled $(543,619) and $140,764, respectively. The amortized cost and estimated fair value of the available-for-sale securities at June 30, 1999, by maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties, and the Company views its available-for-sale securities as available for current operations.


                                                            June 30, 1999
                                                 -----------------------------------
                                                     Cost       Estimated Fair Value
------------------------------------------------------------------------------------
Available-for-sale
     Due in one year or less                     $ 19,831,930       $ 19,816,312
     Due after one year through two years         113,938,386        113,474,878
     Due after two years                           16,280,809         16,294,005
                                                 -----------------------------------
                                                 $150,051,125       $149,585,195
------------------------------------------------------------------------------------


NOTE 6. COMMITMENTS AND CONTINGENCIES

OCCUPANCY ARRANGEMENTS. The Company presently occupies approximately 29,000 square feet of office space, at an average annual expense of $433,000, under a lease agreement that expires in May 2005. The lease contains certain rent escalation clauses and, upon expiration, can be renewed for a period of five years. Rent expense was approximately $564,000, $350,000 and $203,000 for fiscal 1999, 1998 and 1997, respectively. The Company is currently evaluating its present office space in conjunction with its estimated personnel growth and is considering acquiring additional space, either at its existing location or, if not available, in another building within the Phoenix metropolitan area.

      Medicis Canada, Inc., a wholly owned subsidiary, presently leases approximately 7,500 square feet of office and warehouse space in St-Laurent, Quebec, Canada, under a lease agreement, that expires in April 2000.

RESEARCH AND DEVELOPMENT AND CONSULTING CONTRACTS. The Company has, in the past, and may in the future enter into agreements with various research organizations and individuals under which the Company acquires certain patent and marketing rights for therapeutics developed under such agreements in exchange for providing funding for collaborative research. It is also anticipated that, before any commercial marketing can be commenced, the Company will be required to secure certain regulatory approvals on the technological processes involved. The Company has various consulting agreements with certain scientists in exchange for the assignment of certain rights and consulting services. In addition, the Company has granted options to purchase shares of Class A Common Stock that are included in the stock option plan described in Note 9. These options vest annually over the commitment periods. At June 30, 1999, the Company had approximately $843,000 of commitments (solely attributable to the

Chairman of the Central Research Committee of the Company) payable over the remaining five years under an agreement, that is cancelable by either party under certain conditions.

LICENSING, MARKETING AND MANUFACTURING AGREEMENTS. The Company has entered into licensing and marketing agreements under which it has obtained rights to market certain existing and future pharmaceutical products. Generally, the terms of such agreements vary, but range from 10 to 20 years from the date of the first sale of the related product or until the expiration of the patent applicable to the product. The agreements provide for varying royalties with certain stated minimum annual amounts, which vary by agreement from $35,000 to $50,000. Total minimum royalties required to be paid on products currently being sold are approximately $85,000 per year.

      In July 1997, the Company entered into a joint product development and distribution agreement with an unrelated third party whereby the Company will pay certain costs with respect to certain product approvals estimated to be approximately $1.0 million.

      The Company purchases its inventory from third party manufacturers, many of whom are the sole source of products for the Company. The failure of such manufacturers to provide an uninterrupted supply of products would adversely impact the Company's ability to sell such products.

OTHER. The Company and certain of its subsidiaries are parties to other actions and proceedings incident to their business. Liability in the event of final adverse determinations in any of these matters is either covered by insurance and/or established reserves, or, in the current opinion of management, after consultation with counsel, should not, in the aggregate, have a material adverse effect on the consolidated financial condition or results of operations of the Company.


NOTE 7. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:


                                                                                 June 30,
                                                 ------------------------------------------------------------------------
                                                              1999                                   1998
                                                 ------------------------------------------------------------------------
                                                    CURRENT           LONG-TERM            Current            Long-term
-------------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
  Net operating loss carry forwards              $         --       $    416,000        $         --        $    599,000
  Reserves and liabilities                          4,525,000                 --           3,300,000                  --
  Research and development credits                         --             94,000                  --           1,137,000
  Alternative minimum tax credits                          --                 --                  --             129,584
                                                 ------------------------------------------------------------------------
                                                    4,525,000             510,000           3,300,000           1,865,584
Excess of net book value over tax basis of
  intangible assets                                        --         (2,445,000)                 --         (12,368,000)
                                                 ------------------------------------------------------------------------
Deferred tax assets (liabilities)                $  4,525,000       $ (1,935,000)       $  3,300,000        $(10,502,416)
-------------------------------------------------------------------------------------------------------------------------

      During fiscal 1998, the Company acquired all of the outstanding stock of GenDerm in a taxable stock acquisition. As a result of the GenDerm acquisition, net deferred tax liabilities and current taxes payable were recorded. The deferred tax liability related to acquired intangible assets that have no tax basis. The deferred tax assets acquired related to reserves, acquired net operating loss carry forwards, research and development credits and other tax credits. All of the net operating losses and tax credits acquired in the GenDerm acquisition are limited for tax purposes under both the separate return limitation year rules and Internal Revenue Code sections 382 and 383, which limit the annual utilization of net operating losses and tax credits.

      At June 30, 1999, the Company had net operating loss carry forwards for federal income tax purposes of approximately $1,100,000 and research and development credits of approximately $94,000, which begin expiring in varying amounts in the years 2003 through 2012 if not previously utilized. All of the net operating loss and tax credit carry forwards are attributable to the Company's acquisition of GenDerm. As such, they are limited for tax purposes under both the separate return limitation year rules and Internal Revenue Code sections 382 and 383, which limit the annual utilization of net operating losses.

      During fiscal 1999, 1998 and 1997, the Company made tax payments of $19,837,000, $1,874,000 and $1,133,000, respectively.

      Components of the provision for income taxes (benefit) are as follows:


                                                      June 30,
                                ----------------------------------------------------
                                     1999                1998                1997
------------------------------------------------------------------------------------
Current
    Federal                     $ 30,562,000        $  3,221,629        $    272,000
    State                          3,415,000           1,570,000           1,126,533
    Foreign                           19,000                  --                  --
                                ----------------------------------------------------
                                  33,996,000           4,791,629           1,398,533
------------------------------------------------------------------------------------
Deferred
    Federal                       (9,049,000)          8,644,416          (1,830,000)
    State                           (744,000)            988,000            (262,000)
                                ----------------------------------------------------
                                  (9,793,000)          9,632,416          (2,092,000)
------------------------------------------------------------------------------------
  Total                         $ 24,203,000        $ 14,424,045        $   (693,467)
------------------------------------------------------------------------------------

      Income tax expense (benefit) for the three years ended June 30, 1999, 1998 and 1997 differs from the amount computed applying the federal statutory rates as follows:


                                                                    June 30,
                                                      ----------------------------------
                                                      1999          1998          1997
----------------------------------------------------------------------------------------
Statutory federal income tax rate                      35.0%         35.0%        35.0%
State tax rate, net of federal benefit                  2.5           4.0          5.0
Change in valuation allowance                          --            --          (44.2)
Tax exempt interest                                    (2.0)        (14.4)        --
In-process research and development                    --           684.5         --
Other                                                   1.4           6.0         --
                                                      ----------------------------------
                                                       36.9%        715.1%        (4.2%)
----------------------------------------------------------------------------------------


NOTE 8. STOCK TRANSACTIONS

Class A Common Stock has one vote per share, and Class B Common Stock has 10 votes per share. Each share of Class B Common Stock may be converted into one share of Class A Common Stock at the option of the holder or, in some circumstances, may automatically be converted upon a vote of the Board of Directors and the majority of the Class B Common Stock shareholders.

      On January 12, 1999, the Board of Directors declared a 3-for-2 stock split effected in the form of a 50% stock dividend payable February 16, 1999, to common shareholders of record at the close of business on January 29, 1999. Per share amounts and the weighted average number of shares outstanding have been retroactively revised for all periods presented.

      In February 1998, the Company completed a public offering for 6,000,000 primary shares of the Company's Class A Common Stock at a price of $32.17 per share. The underwriters also exercised the over-allotment option of 510,000 primary shares at a price of $32.17 per share. Gross proceeds from the offering before related expenses totaled $209,405,000.

      On March 7, 1997, the Board of Directors declared a 3-for-2 stock split effected in the form of a 50% stock dividend payable March 28, 1997, to common shareholders of record at the close of business on March 17, 1997. Per share amounts and the weighted average number of shares outstanding have been retroactively revised for all periods presented.

      On October 2, 1996, the Company completed a public offering for approximately 4,200,000 primary shares of the Company's Class A Common Stock at a price of $20.00 per share. The underwriters also exercised the over-allotment option of approximately 600,000 primary shares at a price of $20.00 per share. Gross proceeds from the offering before related expenses totaled approximately $95.7 million.

      On July 23, 1996, the Board of Directors declared a 3-for-2 stock split effected in the form of a 50% stock dividend payable August 2, 1996, to common shareholders of record at the close of business on July 22, 1996. Per share amounts and the weighted average number of shares have been retroactively revised for all periods presented.


NOTE 9. STOCK OPTION PLANS

The Company has six Stock Option Plans (the 1998, 1996, 1995, 1992, 1990 and 1988 Plans or, collectively, the "Plans"). The 1998, 1996, 1995, 1992, 1990 and
1988 Plans have the following options outstanding: 0; 2,299,591; 424,011; 345,456; 45,942; and 133,847, respectively. The Plans allow the Company to designate options as qualified incentive or non-qualified on an as-needed basis. Qualified and non-qualified stock options vest over a period determined at the time the options are granted ranging from one to five years. Options are granted at the fair market value on the grant date. Options outstanding at June 30, 1999, vary in price from $1.03 to $44.67, with a weighted average of $20.76 outlined in the following chart:


Range of Exercise    Weighted Number    Weighted Average    Average Exercise    Weighted Number    Average Exercise
           Prices        Outstanding    Contractual Life               Price        Exercisable               Price
-------------------------------------------------------------------------------------------------------------------
      $1.03-$1.83            241,867                 .62              $ 1.53            190,482              $ 1.53
      $1.95-$8.44            316,669                1.74              $ 2.57            307,256              $ 2.44
    $12.11-$23.33            510,881                7.33              $14.82            172,187              $15.84
    $23.83-$26.42          1,166,944                9.08              $24.03             11,058              $24.24
    $26.44-$30.29            759,668                8.26              $28.72            148,394              $28.81
    $30.33-$33.29            128,780                8.27              $30.78             52,095              $30.67
    $33.33-$38.29             35,125                9.08              $35.12              2,385              $34.20
    $39.38-$44.67             88,913                9.53              $40.80                  0              $ 0.00
-------------------------------------------------------------------------------------------------------------------

      A summary of stock options granted within the Plans and related information for the years ended June 30, 1999, 1998 and 1997 is as follows:


                                                                               Weighted
                                                                                Average
                                    Qualified   Nonqualified         Total        Price
---------------------------------------------------------------------------------------
Balance at June 30, 1996              739,952      1,209,642     1,949,594    $    2.92
---------------------------------------------------------------------------------------

Granted                               426,890        252,641       679,531    $   14.71
Exercised                            (236,433)      (512,411)     (748,844)   $    3.79
Terminated/expired                    (61,461)        (7,232)      (68,693)   $    7.32
                                   ----------------------------------------------------
Balance at June 30, 1997              868,948        942,640     1,811,588    $    6.79
---------------------------------------------------------------------------------------

Granted                               566,630        495,554     1,062,184    $   29.18
Exercised                             (87,434)      (145,880)     (233,314)   $    4.11
Terminated/expired                    (83,645)        (2,781)      (86,426)   $   18.26
                                   ----------------------------------------------------
Balance at June 30, 1998            1,264,499      1,289,533     2,554,032    $   15.70
---------------------------------------------------------------------------------------

Granted                               718,023        703,103     1,421,126    $   25.47
Exercised                            (296,708)      (222,224)     (518,932)   $    7.36
Terminated/expired                   (191,854)       (15,525)     (207,379)   $   25.63
                                   ----------------------------------------------------
Balance at June 30, 1999            1,493,960      1,754,887     3,248,847    $   20.76
---------------------------------------------------------------------------------------

      Options exercisable under the Plans at June 30, 1999 were 883,857 with an average exercisable price of $11.30. During fiscal 1999, 7,500 non-qualified stock options not subject to the Plans were exercised at a price of $6.47. An additional 1,875 non-qualified stock options not subject to the Plans were issued and outstanding to outside parties at June 30, 1999, with an exercise price of $6.47.

      The Company elected the adoption of the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") in fiscal 1998. In accordance with the provisions of SFAS No. 123, the Company applies APB No. 25 and related interpretations in accounting for option grants to employees under its stock option plans. If the Company had elected to recognize compensation costs based upon the fair value of the options granted at grant date as prescribed by SFAS No. 123, operating results would have changed to the pro forma amounts indicated in the table below:


                                               1999             1998              1997
-----------------------------------------------------------------------------------------
Net income (loss) - as reported          $  41,437,226    $ (12,407,176)    $  17,344,914
Net income (loss) - pro forma            $  36,930,216    $ (15,346,543)    $  15,742,000
Diluted earnings (loss)
         Per common share as reported    $        1.41    $       (0.51)    $        0.83
         Per common share pro forma      $        1.25    $       (0.64)    $        0.75
-----------------------------------------------------------------------------------------

      The weighted average fair value of options granted during fiscal 1999, 1998 and 1997 was $12.03, $16.27 and $9.19, respectively.

      Pro forma results disclosed are based upon the provisions of SFAS No. 123 using the Black-Scholes option pricing model and are not likely to be representative of the effect on pro forma net income for future years. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options, which, unlike options granted by the Company, have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from options traded on an exchange, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

      The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:


                                          1999      1998      1997
--------------------------------------------------------------------
Expected dividend yield                    0.0%      0.0%      0.0%
Expected stock price volatility           0.50      0.50      0.70
Risk-free interest rate                    5.5%      5.5%      5.7%
Expected life options                    5 YEARS   5 Years   5 Years
--------------------------------------------------------------------


NOTE 10. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per common share:


                                                                                   June 30,
                                                                  -------------------------------------------
                                                                       1999           1998            1997
-------------------------------------------------------------------------------------------------------------
Numerator
    Net income (loss)                                             $ 41,437,226   $(12,407,176)   $ 17,344,914
Denominator for basic net income (loss) per common share            28,413,608     24,101,658      19,787,785
    Effect of dilutive securities:
    Stock options                                                    1,048,703             --       1,102,785
Denominator for dilutive net income (loss) per common share         29,462,311     24,101,658      20,890,570
Basic net income (loss) per common share                          $       1.46   $      (0.51)   $       0.88
Diluted net income (loss) per common share                        $       1.41   $      (0.51)   $       0.83
-------------------------------------------------------------------------------------------------------------

      Options that are anti-dilutive because the exercise price was greater than the average market price of the common shares are not included in the computation of diluted earnings per share. There were no dilutive securities in 1998 given that the Company had a net loss.

NOTE 11. SIGNIFICANT CUSTOMERS

For fiscal 1999, two customers accounted for approximately 18.0% and 14.1% of sales. For fiscal 1998, three customers accounted for approximately 16.9%, 13.2% and 12.6% of sales. For fiscal 1997, three customers accounted for approximately 20.6%, 16.3% and 10.9% of sales.


NOTE 12. FINANCIAL INSTRUMENTS - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents, short-term investments and accounts receivable.

      The Company maintains cash, cash equivalents and short-term investments primarily with two financial institutions that invest funds in short-term, interest-bearing, investment-grade, marketable securities. The Company performs periodic evaluations of the relative credit standing of these financial institutions.

      At June 30, 1999 and 1998, three customers comprised approximately 58.1% and 46.9%, respectively, of accounts receivable. The Company does not require collateral from its customers, but performs periodic credit evaluations of its customers' financial condition. Management does not believe a significant credit risk existed at June 30, 1999.


NOTE 13. DEFINED CONTRIBUTION PLAN

The Company has a defined contribution plan (the "Contribution Plan") that is intended to qualify under Section 401(k) of the Internal Revenue Code. All employees, except those who have not attained the age of 21, are eligible to participate in the Contribution Plan. Participants may contribute, through payroll deductions, up to 20.0% of their basic compensation, not to exceed Internal Revenue Code limitations. Although the Contribution Plan provides for profit sharing contributions by the Company, the Company has not made any such contributions since its inception.


NOTE 14. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The table below lists the quarterly financial information for fiscal 1999 and 1998. All figures are in thousands, except per share data, and certain amounts do not total to the annual amounts due to rounding.


                                                     Fiscal Year Ended June 30, 1999
                                 -----------------------------------------------------------------------
(For the Quarters Ended)         September 30, 1998   December 31, 1998   March 31, 1999   June 30, 1999
--------------------------------------------------------------------------------------------------------
Net revenues                          $ 24,780             $ 28,016          $ 30,183         $ 33,892
Gross profit                            20,073               22,700            25,158           27,305
Net income                               8,089                3,181            13,975           16,192
Basic net income
     per common share                 $   0.29             $   0.11          $   0.49         $   0.57
Diluted net income
     per common share                 $   0.28             $   0.11          $   0.47         $   0.55
--------------------------------------------------------------------------------------------------------

                                                      Fiscal Year Ended June 30, 1998
                                 -----------------------------------------------------------------------
(For the Quarters Ended)         September 30, 1997   December 31, 1997   March 31, 1998   June 30, 1998
--------------------------------------------------------------------------------------------------------
Net revenues                          $ 13,911             $ 16,928          $ 22,527         $ 24,205
Gross profit                            11,365               13,924            18,535           19,768
Net income (loss)                        3,751              (31,051)            6,434            8,459
Basic net income (loss)
     per common share                 $  0.17              $  (1.44)         $   0.25         $   0.30
Diluted net income (loss)
     per common share                 $  0.17              $  (1.44)         $   0.24         $   0.29
--------------------------------------------------------------------------------------------------------

      The quarterly net income per share data disclosed above does not agree with the amounts reported in the Company's Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission, as the amounts have been revised to reflect the stock splits discussed in Note 8, and the effect of SFAS No. 128 related to basic and diluted earnings per share. Gross profit does not include amortization of the related intangibles.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDERS' MATTERS
DIVIDEND POLICY. The Company declared a 3-for-2 stock split in the form of a 50% stock dividend paid on February 16, 1999 to holders of record on January 29, 1999. The Company has never declared a cash dividend. The Company intends to retain any earnings to fund future growth and the operation of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

PRICE RANGE OF COMMON STOCK. The Company's Class A Common Stock during fiscal 1999 was traded on the Nasdaq National Market under the symbol "MDRX" through September 23, 1998. At market open on September 24, 1998, the Company's Class A Common Stock began trading on the New York Stock Exchange under the symbol "MRX." The following table sets forth for the fiscal periods indicated, the range of high and low sales prices for the Class A Common Stock of the Company on the Nasdaq National Market and the New York Stock Exchange, as adjusted to reflect (i) the 3-for-2 stock split in the form of a 50% stock dividend paid on February 16, 1999 to holders of record as of January 29, 1999, as adjusted to the nearest 1/16.


                                                                High            Low
---------------------------------------------------------------------------------------
Fiscal year ended June 30, 1999
      First Quarter                                          $ 29-15/16      $ 19-7/8
      Second Quarter                                           43-3/16         25-5/8
      Third Quarter                                            47-3/4          25-7/8
      Fourth Quarter                                           31              23-1/4
---------------------------------------------------------------------------------------
Fiscal year ended June 30, 1998
      First Quarter                                          $ 37            $ 25
      Second Quarter                                           37-5/16         26-11/16
      Third Quarter                                            34-1/16         25-11/16
      Fourth Quarter                                           32-1/4          22-3/16
---------------------------------------------------------------------------------------

On September 2, 1999, the last reported sale price on the New York Stock Exchange for the Company's Class A Common Stock was $27.06 per share. As of such date, there were approximately 323 holders of record of Class A Common Stock.

SELECTED FINANCIAL DATA

The following selected financial data has been derived from the consolidated financial statements of Medicis Pharmaceutical Corporation for the fiscal years 1999, 1998, 1997, 1996 and 1995. Gross profit does not include amortization of the related intangibles.


STATEMENT OF OPERATIONS DATA:


                                                                                    June 30,
                                                  ---------------------------------------------------------------------------
(in thousands, except per share data)                1999             1998             1997            1996            1995
-----------------------------------------------------------------------------------------------------------------------------
Net revenues                                      $ 116,871        $  77,571        $  41,159       $  25,310       $  19,132
Gross profit                                         95,236           63,592           31,797          18,354          13,282
Operating expenses:
      Selling, general and administrative            38,219           27,424           16,484          10,868          10,330
         Research and development expenses            3,396            2,885            1,450             952             770
      In-process research and development             9,500           35,400               --              --              --
      Depreciation and amortization                   5,810            2,903              999             559             522
                                                  ---------------------------------------------------------------------------
      Total operating expenses                       56,925           68,612           18,933          12,379          11,622
      Operating income (loss)                        38,311           (5,020)          12,864           5,975           1,660
Other:
      Gain on sale of assets                         17,650               --               --              --             107
      Net interest income (expense)                   9,678            7,037            3,787              79             (94)
      Income tax (expense) benefit                  (24,202)         (14,424)             694           1,826             (60)
                                                  ---------------------------------------------------------------------------
Net income (loss)                                 $  41,437        $ (12,407)       $  17,345       $   7,880       $   1,613
-----------------------------------------------------------------------------------------------------------------------------
Basic net income (loss) per common share          $    1.46        $   (0.51)       $    0.88       $    0.52       $    0.11
Diluted net income (loss) per common share        $    1.41        $   (0.51)       $    0.83       $    0.50       $    0.11
Number of shares used in computing basic net
  income (loss) per common share                     28,414           24,102           19,788          15,195          14,836
Number of shares used in computing diluted
net income (loss) per common share                   29,462           24,102           20,891          15,882          14,836
-----------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET DATA:


                                                                                       June 30,
                                                       --------------------------------------------------------------------
(in thousands)                                           1999           1998           1997           1996           1995
---------------------------------------------------------------------------------------------------------------------------
Cash, cash equivalents and short-term
       investments                                     $237,304       $237,921       $ 85,132       $  7,956       $    953
Working capital                                         278,440        262,956         94,803         12,401            619
Total assets                                            467,338        352,350        140,537         26,313         13,850
Long-term obligations                                    34,716             95            111            117            694
Stockholders' equity                                    373,576        324,495        131,565         19,460          7,387
---------------------------------------------------------------------------------------------------------------------------